Mail Stop 3561

December 21, 2006

Don A. Turkleson, Chief Financial Officer
Sabine Pass LNG, L.P.
717 Texas Avenue, Suite 3100
Houston, TX 77002

   Re: Sabine Pass LNG, L.P.
      Registration Statement on Form S-4
      Filed November 22, 2006
      File No. 333-138916

Dear Mr. Turkleson:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

  1. Please provide a letter from the registrant stating that it is registering the exchange offer in reliance on the staff's position in <u>Exxon Capital Holdings Corporation</u> (avail. April 13, 1989), <u>Morgan Stanley & Co</u>. (avail. June 5, 1991), and <u>Shearman & Sterling</u> (avail. July 2,

1993). Also, please include the representations outlined in those letters. We may have further comment upon review of that letter.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Outside Front Cover Page of Prospectus

3. We note your disclosure that the offer will close at 5:00 p.m. As currently disclosed the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm for us that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Forward-Looking Statements, page i

4. Delete the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act because those sections do not apply to forward-looking statements made in connection with an initial public offering or tender offer. This comment also applies to your Risk Factor, The forward-looking statements contained in this prospectus…, on page 32.

5. Please move this section to another part of the prospectus. The forepart of the prospectus should be limited to the cover page, summary, and the risk factor section. This comment also applies to your Presentation of Information on page ii and Market and Industry Data section on page iii.

Presentation of Information, page ii

6. We note your statement that you "have not independently verified and do not guarantee the accuracy or completeness of this information." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

7. Please limit your use of defined terms in the prospectus. Please revise to briefly define the term the first time it is used, or revise so that the meaning of the term is clear from its context.

Market and Industry Data, page iii

8. Please revise to omit the disclaimer language in the last two sentences since you are responsible for the entire content of the prospectus.

Summary, page 1

9. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. A portion of your summary appears to repeat information fully discussed later in your document. For example, the discussion of your business strategy on page 2 is identical to your disclosure on page 44 and your discussion of your strengths is identical to your disclosure on page 44. Please revise to eliminate the "Business Strategy" and "Strengths" sections. See Instruction to Item 503(a) of Regulation S-K.

Illustrative Cash Flow Summary, page 4

10. Please revise your disclosures to highlight the following:

    *   Operating expenses expected in the first year of operations may be significantly different from later years due to facility aging and other factors. As such, EBITDA in 2010 may not be indicative of periods beyond 2010;

    *   EBITDA does not include capital expenditures as well as other non-operating items that require cash expenditures. Over time, these expenditures may be material to your business and have a significant impact on cash available for payment of interest and repayment of debt;

    *   Half of the projected revenues are attributable to a company with a limited operating history, minimal revenues and significant losses. Please cross reference to more detailed disclosures on pages 22 and 23 of the document; and

    *   If true, that you do not expect there will be sufficient cash flow to repay the notes upon maturity without additional refinancing. There is a risk that such refinancing will not be available.

Description of Notes, page 13

11. Please disclose the amount of existing senior debt that ranks equally with the senior secured notes here and in your disclosure Description of Notes on page 88.

Risk Factors, page 18

12. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
   - Decreases in the price of natural gas…, page 25
   - Terrorist attacks or sustained military campaigns…, page 27
   - Existing and future U.S Government…, page 27

   Please note these are examples only. Review your entire risk factor section and revise as necessary.

After our LNG receiving terminal is placed in service…, page 26

13. Currently, it appears that you are including more than one risk factor under this subheading. Avoid bundling risks and if a risk is material, provide it with its own descriptive subheading. In this regard, we note some of these descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated and as such are generic. Please revise accordingly.

Risks Factors Relating to the Exchange Offering, page 27

To service our indebtedness, we will require significant amount of cash. Our ability…, page 29

14. Please quantify the total amount of indebtedness outstanding and the amount of cash required to service your outstanding indebtedness.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Contractual Obligations, page 38

15. Please advise or revise your table of contractual obligations to include all known legal and/or contractual payments and information necessary to understand any related amounts to the extent they are not reasonably calculable. See Item 303(a)(5) of Regulation S-K.

Please include disclosures for the following:

- The Sabine Pass Credit Facility and the amended and restated credit facility;

- Contract prices for existing engineering, construction and procurement agreements (e.g. Phase 1 and Phase 2 construction contracts);

- The related party long-term debt;

- Management service agreements binding you to purchase goods or services;

- Tax sharing arrangements; and

- Disclosures of material changes, specifically as it relates to the approximately $2 billion in senior secured notes issued in November 2006.

Business, page 43

16. Please provide support for your statement that natural gas presently satisfies more than 23% of worldwide and 24% of North American, primary energy consumption.

17. We note your references to studies published by Groupe International des Importateurs de Gaz Naturel Liquifie, IHS Energy, and the BP Statistic Review. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. You must also file as an exhibit, the author's consent to be named in the registration statement.

Chevron TUA, page 49

18. Please confirm that Chevron's opportunity to negotiate an equity participation as set forth in the omnibus agreement expired without Chevron acquiring an equity interest in you.

Management, page 71

19. For Mr. Souki and Ms. Vaughan, please revise to describe the business experience for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

20. Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

Governance and Management, page 72

21. Please disclose the amount of time each of your general partner's officers and directors devote to your business.

Compensation, page 73

22. We note that your general partner has not compensated its officers and directors since inception. Given that almost of all of the officers and directors of your general partner are also officers and directors of Cheniere, it appears that you should include Item 402 compensation information paid by Cheniere.

Certain Relationships and Related Transactions, page 74

23. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Security Ownership of Certain Beneficial Owners and Management, page 76

24. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the units held by Sabine Pass LNG-LP, LLC.

The Exchange Offer, page 78

25. You state that you will give notice of your offering's extension by press release or other public announcement no later than 9:00 a.m. on the next business day after the scheduled expiration date. According to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend your offering.

Available Information, page 152

26. Please revise this section to clarify that initially you will be subject to the reporting requirements of the Exchange Act.

Index to Financial Statements, page F-1

Balance Sheets, page F-3

27. Please add a line item referencing the commitments and contingencies disclosed in Note L. See Rule 5-02.25 of Regulation S-X.

Statement of Operations, page F-4

28. Please specifically identify the overhead charge as a related party item. See Rule 4-08(k) of Regulation S-X.

Note A – Summary of Significant Accounting Policies, page F-7

29. To the extent material, please disclose how much in site related costs are capitalized at each balance sheet date and your basis for capitalization.

Note E – Property, Plant and Equipment, page F-9

30. Please disclose the estimated life of the project or state why you cannot make a reasonable estimate. Please also disclose the amount of interest cost incurred and capitalized on the project during each period presented. See paragraph 21.b of SFAS No. 34.

Note G – Derivative Instruments, page F-10

31. We note that you have swaps that qualify as cash flow hedges and these swaps were considered to be highly effective. Please explain to us your accounting for these swaps that has resulted in recording a gain in 2005. We note that there were no amounts outstanding under the related credit facilities.

Note L – Commitments and Contingencies, page F-14

32. Please revise your note to include the disclosures required by SFAS 47 for the O&M and MSA agreements. If you do not believe additional disclosure is required please tell us. See SFAS 47 paragraphs 6 and 7. We note your disclosure in the related party transaction note but these disclosures do not address all of the requirements of SFAS 47.

33. Please include the applicable capital or operating lease disclosures for LNG site leases. See SFAS No. 13. Please consider and include the following:

- The existence and terms of renewal or purchase options and escalation clauses;

- Future minimum rental payments required as of the date of the latest balance sheet presented, each of the five succeeding fiscal years and in the aggregate;

- Rental expense for each period an income statement is presented; and

- The gross amount of capital lease assets and lease obligations for each balance sheet date, as applicable.

Note K – Subsequent Events, page F-25

34. Please advise or revise your disclosure to include the private placement of approximately $2 billion in senior secured notes.

Exhibit 5.1

35. We note that counsel has included an assumption that the Exchange Notes will be issued in compliance with applicable federal and state securities law. This assumption is overly broad. Please revise accordingly. Similarly, please remove the limitations set forth in the second sentence of the third full paragraph on page 3 and the assumptions set forth in the final paragraph on page 3.

36. We note your disclosure, "As to any facts material to the opinion expressed herein which we have not independently established or verified, we have relied upon statements and representatives of officers and other representatives of the Issuer and others." Please note that solely relying upon representations by the officer's as to facts that are readily ascertainable is not appropriate. Please revise accordingly or explain.

37. The legal opinion refers to the "General Corporation Law of the State of Delaware." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

38. Counsel states that it the opinion is of the date hereof and that it disclaims any undertaking to advise of any subsequent changes in facts stated or assumed or any change in applicable law. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Exhibit 25.1

39. Please provide the Exhibit 7 information as of the most recent practicable date.

Undertakings, II-4

40. Please revise to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

41. Please revise to include the undertakings required by Item 22(b) and (c) of Form S-4.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Geoffrey K. Walker, Esq.
        Andrews Kurth LLP
        (713) 220-4285